Exhibit 99.1

NCT Enters Ro-Ro Vessel Partnership to Strengthen Earnings Visibility and Carbon Neutral Fleet Strategy

HONG KONG, Dec. 01, 2025 (GLOBE NEWSWIRE) -- Intercont (Cayman) Limited (Nasdaq: NCT) (“NCT” or “the Company”), a global carbon-neutral shipping company, announced that its Singapore subsidiary, Openwindow, has entered into a strategic partnership with CINCO INTERNATIONAL HONGKONG LIMITED. The partnership is designed to deliver stable, multi-year cash flow while expanding NCT’s shipping segment with assets that meet the industry’s accelerating shift toward low-carbon operations.

CINCO INTERNATIONAL HONGKONG LIMITED is a well-established ro-ro shipping company known for its operational excellence and professional service standards. This partnership reflects NCT’s strategic initiative to expand its shipping segment in response to rising market demand.

Ro-ro vessels are purpose-built for transporting automobiles and wheeled cargo, offering a low-carbon, high-efficiency solution for global trade and supply chain operations. Their ability to load and discharge without quay cranes or repeated handling leads to significantly lower energy use compared to conventional general cargo ships. Furthermore, advanced features such as LNG dual-fuel engines, methanol-ready fuel systems, and onboard solar panels help reduce sulfur oxide and CO₂ emissions—cutting carbon output per voyage by an estimated 30%. By combining operational efficiency with environmental performance, ro-ro shipping serves as a sustainable backbone for intercontinental logistics.

As the global shipping industry navigates the transition toward low-carbon operations, emerging sectors such as new energy vehicles and cross-border e-commerce are driving a surge in demand for rapid transportation—significantly expanding the market potential for ro-ro vessels. Through this strategic partnership, NCT is positioning itself in this high-growth segment, leveraging the efficiency and low-emission profile of ro-ro ships to offer customers diversified green transport solutions, thereby enhancing customer loyalty and market reputation.

Upon completion of the transaction, the company is expected to take over existing time charters. Based on the daily rates and charter periods stipulated in the agreement, the cumulative contract revenue is projected to reach approximately US$118.25 million, with a cumulative net profit estimated at US$88.96 million. The transaction remains subject to customary conditions, including satisfactory due diligence and the execution of a formal Ship Purchase Agreement (SPA).

Ms. Zhu Muchun, CEO and President of NCT, commented: “This partnership aims to strengthen NCT’s business fundamentals by adding long-term, contracted cash flow and expanding our fleet with green-technology assets. The transaction enhances our resilience over the next three to five years and supports a sustainable value-creation cycle across operations, financing, and brand valuation. We remain committed to executing our carbon-neutral strategy while driving attractive returns for shareholders.”

About Intercont (Cayman) Limited

Intercont (Cayman) Limited is a global shipping enterprise with plans for seaborne pulping operations. Under a visionary management team, Intercont is dedicated to providing customers with efficient and environmentally friendly transportation solutions through innovative business models and technology. For more information, please visit: https://www.intercontcayman.com.

Forward-Looking Statement

This press release contains statements of a forward-looking nature. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Contact information:

investorrelations@intercontcayman.com

+852-3848-1720

A photo accompanying this announcement is available at

https://www.globenewswire.com/NewsRoom/AttachmentNg/9aea36aa-01b2-48c1-980e-5a9c69f0e0ef